Exhibit 99.1

ECARX Holdings Inc. Announces Pricing of Offering of 25,000,000 Class A Ordinary Shares

SHANGHAI, March 28, 2025 (GLOBE NEWSWIRE) -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, announced the pricing of the underwritten public offering (the “Offering”) of 25,000,000 Class A ordinary shares of the Company (the “Ordinary Shares”), at a public offering price of US$1.80 per share. The Company has granted the underwriters in the Offering a 30-day option to purchase up to an additional 3,750,000 Ordinary Shares.

Deutsche Bank AG, Hong Kong Branch and China International Capital Corporation Hong Kong Securities Limited are acting as representatives of the underwriters in the Offering.

The Ordinary Shares are offered under the Company’s shelf registration statement on Form F-3 which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 27, 2024. The Offering is being made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the prospectus supplement are available on the SEC website at: http://www.sec.gov. Before you invest, you should read the shelf registration statement, prospectus supplement (including the accompanying base prospectus) and the documents incorporated by reference therein. Copies of the prospectus supplement and the accompanying prospectus may be obtained from (1) Deutsche Bank AG, Hong Kong Branch, Level 60, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong; and (2) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The Company plans to use the net proceeds from the Offering primarily for (i) research and development initiatives, (ii) establishment of overseas supply chain networks, and (iii) general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Ordinary Shares, and there can be no assurance that such offering will be completed.

About ECARX Holdings Inc.

ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,900 employees based in 12 major locations in China, UK, USA, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 8.1 million vehicles worldwide.

Safe Harbor Statement

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:

Rene Du

ir@ecarxgroup.com

Media Contacts:

ecarx@christensencomms.com

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